SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                INFORMATION TO BE
                             INCLUDED IN STATEMENTS
                         FILED PURSUANT TO RULE 13D-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                                (Amendment No. )*

         DIGITAL PRIVACY, INC.
         (Name of Issuer)

                          Common Stock, $.01 par value
                           (Title of Class of Securities)

                                    87943E106
                                 (CUSIP Number)
                             Irving Rothstein, Esq.
                          Heller, Horowitz & Feit, P.C.
                               292 Madison Avenue
                            New York, New York 10017
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         (Continued on following pages)

                               (Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

CUSIP NO. 87943E106        13D      Page 2 of 5 Pages
          ---------


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lazar Fruchter

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
                                       PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Belgium

7.       SOLE VOTING POWER
                                     242,000

8.       SHARED VOTING POWER
                                       -0-

9.       SOLE DISPOSITIVE POWER
                                     242,000

10.      SHARED DISPOSITIVE POWER
                                       -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     242,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      6.7%

14.      TYPE OF REPORTING PERSON*
                                       IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 3 of 5 Pages

Item 1.  Security and Issuer

         This statement relates to Common Stock, $.01 par value (the "Common Stock"), of Digital Privacy, Inc., a Delaware corporation formerly called Telepad Corporation (the "Company"). The address of the principal executive office of the Company is 4820 Minnetonka Blvd., Suite 410, St. Louis Park, MN 55416.

Item 2.  Identity and Background

         (a)  This statement is filed on behalf of Mr. Lazar Fruchter.

         (b) The business address of Mr. Fruchter is c/o ICT N.V., Antwerp Tower- De Keyserlei 5 Bus 59 - Antwerp 2018 Belgium.

         (c) Mr. Fruchter is the Managing Director of ICT N.V., a Belgium corporation, involved in commodities trading and investments.

         (d) Mr. Fruchter has not has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Mr. Fruchter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

         (f) Mr. Fruchter is a citizen of Belgium.

Item 3.  Source and Amount of Funds or other Consideration

         Funds used by Mr. Fruchter were personal.

Item 4.  Purpose of Transaction

         Mr. Fruchter has none of the plans referred to in Items 4(a)-4(j) of
Schedule 13D.

                                          Page 4 of 5 PagesItem 5.

Interest in Securities of the Issuer.

         (a) Mr. Fruchter owns 242,000 shares of Common Stock, representing approximately 6.7% of the Company's outstanding Common Stock.

         (b) Mr. Fruchter has the sole power to vote and dispose of his Common Stock.

         (c) Mr, Fruchter purchased his shares of Common Stock at par value on December 17, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None

Item 7.  Material to be Filed as Exhibits

         None.

                                                          Page 5 of 5 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information regarding such signatory set forth in this statement is true, complete and correct.


Dated: January 10, 2000



/s/ LAZAR FRUCHTER
Lazar Fruchter